

January 10, 2012

Via E-mail
Mr. Paul G. Gabos
Chief Financial Officer
Lincare Holdings, Inc.
19387 US 19 North
Clearwater, Florida 33764

> **Re:** **Lincare Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response dated December 21, 2011**
> **File No. 000-19946**

Dear Mr. Gabos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Summary of Significant Accounting Policies, page F-6

(l) Goodwill, page F-9

1.	Your response to comment one indicates that you maintain a "decentralized" approach to management of your centers, that each center is managed by a center manager who is responsible and accountable for the operating and financial performance of the center and that the CODM regularly assesses the performance of each of the 1,100 operating centers to make decisions about capital allocation and strategic direction. It is still unclear based on your disclosure and response, why your individual operating centers are not considered operating segments as they appear to meet each characteristic in ASC 280-10-50-1. Please provide to us courtesy copies of your CODM reports for the year ended

December 31, 2010 and nine months ending September 30, 2011 and an analysis of how you considered each of the criteria in ASC 280-10-50-1 in determining that each center is not considered an operating segment.

2.   We note your response to our prior comment two and may have further comments once we review your CODM reports and segment reporting.

You may contact Steve Lo at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining